UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.2)

Under the Securities Exchange Act of 1934

Security Capital Assurance Ltd
(now named Syncora Holdings Ltd)
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G8018D107

(CUSIP Number)

August 5, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant

to which this Schedule is filed:

                ☐Rule 13d-1(b)
☐Rule 13d-1(c)
                ☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8018D107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). XL Capital Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0 (see Item 4)
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (see Item 4)
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G8018D107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). XL Insurance (Bermuda) Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0 (see Item 4)
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (see Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Security Capital Assurance Ltd (now named Syncora Holdings Ltd, the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26 Reid Street
                               Hamilton HM 11, Bermuda

Item 2(a).	Name of Person Filing:

This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:

(i) XL Capital Ltd; and
(ii) XL Insurance (Bermuda) Ltd (collectively the “Reporting Persons”).

XL Insurance (Bermuda) Ltd, a Bermuda corporation, is no longer the record owner of any shares of the Issuer’s common shares, par value $0.01 per share (the “Common Shares”).  XL Insurance (Bermuda) Ltd is a wholly owned subsidiary of XL Capital Ltd, a Cayman Islands exempted company.

Item 2(b).	Address of Principal Business Office:

The Address of the Principal Business Office of each Reporting Person is:

XL House
One Bermudiana Road
Hamilton HM 11, Bermuda

Item 2(c).	Citizenship:

(i) XL Capital Ltd — Cayman Islands
                (ii) XL Insurance (Bermuda) Ltd — Bermuda

Item 2(d).	Title of Class of Securities:

Issuer’s Common Shares, par value $0.01 per share.

Item 2(e).	CUSIP Number:

G8018D107

Item 3.	Not applicable.

Item 4.	Ownership:

 (a)           Amount beneficially owned by each Reporting Person:

(i) XL Capital Ltd 0*
                (ii) XL Insurance (Bermuda) Ltd 0

*
As of August 4, 2006, the date of the completion of the Issuer’s initial public offering and concurrent secondary offering by the Reporting Persons, the Reporting Persons owned 40,696,471 of the Issuer’s Common Shares which represented approximately a 63 percent economic interest in the Issuer, adjusted for restricted share awards to the Issuer’s employees and management made at the effective date of the initial public offering.  In June 2007, the Reporting Persons sold an additional 10,627,422 Common Shares of the Issuer from their holdings (including 947,400 Common Shares pursuant to the exercise of an over-allotment option granted to underwriters).  and reduced the amount beneficially owned by XL Capital Ltd to 30,069,049 Common Shares which were owned by XL Insurance (Bermuda) Ltd.

On August 5, 2008, all 30,069,049 Common Shares were transferred to an unrelated third party as part of the consideration given in respect of a Master Commutation, Release and Restructuring Agreement among XL Capital Ltd; XL Insurance (Bermuda) Ltd; XL Reinsurance America Inc.; X.L. Global Services, Inc.; XL Services (Bermuda) Ltd and X.L. America, Inc.; and Security Capital Assurance Ltd; XL Financial Assurance Ltd.; XL Capital Assurance Inc.; XL Financial Administrative Services Inc.; SCA Bermuda Administrative Ltd.; XL Capital Assurance (U.K.) Limited; and Certain Portfolio Trusts that are Affiliates of XL Capital Assurance Inc. and Counterparties to Credit Default Swap Agreements with XL Capital Assurance Inc. and Affiliates of XL Capital Assurance Inc. dated as of July 28, 2008. The transaction referred to is more fully described in the Form 8-K filed on July 28, 2008 by XL Capital Ltd.

(b)           Percent of class:

(i) XL Capital Ltd 0%
                (ii) XL Insurance (Bermuda) Ltd 0%

(c)
XL Capital Ltd
Number of shares as to which such person has:
(i)	sole power to vote or to direct
the vote: 0
(ii)	shared power to vote or to direct
the vote: 0
(iii)	sole power to dispose or to direct
the disposition of: 0
(iv)	shared power to dispose or to direct

the disposition of: 0

XL Insurance (Bermuda) Ltd
Number of shares as to which such person has:
(i)	sole power to vote or to direct
the vote: 0
(ii)	shared power to vote or to direct
the vote: 0
(iii)	sole power to dispose or to direct
the disposition of: 0
(iv)	shared power to dispose or to direct

the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit A hereto (incorporated by reference to Schedule 13G filed with the Commission May 11, 2007).

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A hereto (incorporated by reference to Schedule 13G filed with the Commission May 11, 2007).

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2008
XL CAPITAL LTD

By:  /s/ Kirstin R. Gould
Name:  Kirstin Romann Gould

Title:    Secretary

XL INSURANCE (BERMUDA) LTD

By:  /s/ Kirstin R. Gould
Name:  Kirstin Romann Gould

Title:    Secretary